Exhibit 99.1

Funtalk China Holdings Limited Announces

Public Offering of Ordinary Shares

BEIJING, July 19 /PRNewswire-Asia-FirstCall/ — Funtalk China Holdings Limited (“Funtalk” or the “Company”) (Nasdaq: FTLK) today announced that it intends to offer, subject to market and other conditions, approximately 10,392,000 ordinary shares in a public offering. In addition, certain selling shareholders intend to offer, subject to market and other conditions, approximately 1,608,000 ordinary shares of the Company in this offering. In connection with this offering, the underwriters will have an option to purchase up to an additional 1,558,800 ordinary shares from the Company and up to an additional 241,200 ordinary shares from the selling shareholders. The Company plans to use the net proceeds from the offering to expand its retail network, including acquiring interests in other retail chains and establishment of new retail outlets.  The Company will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as the sole bookrunner and Oppenheimer & Co. Inc., Roth Capital Partners, LLC and Rodman & Renshaw, LLC will serve as co-managers for this offering.

The Company is conducting the offering pursuant to a registration statement on Form F-1 initially filed with the Securities and Exchange Commission on July 9, 2010.  The offering will be made only by means of a prospectus.  This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the preliminary prospectus may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or by e-mail to dg.prospectus_requests@baml.com. An electronic copy of the Company’s registration statement on Form F-1 and the preliminary prospectus is also available on the web site of the Securities and Exchange Commission at http://www.sec.gov.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces and municipalities in China.  The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk that the Company will not use the proceeds from the offering in the manner contemplated, as well as the other risk factors detailed in the Company’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima

ICR Inc. (US)

Phone: +1-203-682-8200